VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 (212) 310-8552

May 23, 2016

Pamela Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	DowDuPont Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 18, 2016

File No. 333-209869

The Dow Chemical Company

Form 10-K for Fiscal Year Ended December 31, 2015

File No. 001-03433

Dear Ms. Long:

On behalf of DowDuPont Inc. (“DowDuPont” or the “Company”) and our client, The Dow Chemical Company (“Dow”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated May 4, 2016 (the “Comment Letter”) with regard to (i) Amendment No.1 to the Registration Statement on Form S-4 (File No. 333-209869) filed by the Company on April 18, 2016 (the “Registration Statement”) and (ii) the Form 10-K for Dow for the fiscal year ended December 31, 2015 (the “10-K”). With respect to the Registration Statement, the responses are based on information provided to us by the Company, Dow, E. I. du Pont de Nemours and Company (“DuPont”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel for DuPont.

Set forth below in bold are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s or Dow’s response to that comment, as applicable. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter. In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments below. The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 2, marked to indicate changes to the Registration

May 23, 2016 Page 2

Statement that was filed on April 18, 2016. Terms used and not defined herein, but defined in Amendment No. 2, have the meanings given to such terms in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 2.

General

1.	Please provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the disclosure has been revised throughout Amendment No. 2 to include updated financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

2.	We note that you have provided forms of the legality and tax opinions for our review in response to comment 2 of our letter dated March 29, 2016. Please file executed opinions before you request acceleration of the effectiveness of your registration statement. See Section III.D.3 of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, our executed opinion as to the legality of the securities being offered is being filed under Exhibit 5.1 to Amendment No. 2. Our executed opinion as to certain tax matters is being filed under Exhibit 8.1 to Amendment No. 2, and Skadden’s executed opinion as to certain tax matters is being filed under Exhibit 8.2 to Amendment No. 2.

The Intended Business Separations, page 58

3.	We note the additional disclosures you provided to respond to prior comment 10, including the revenue and annual run-rate cost synergies you anticipate for each of the three independent publicly traded companies you intend to separate into following the merger. In order to provide context for investors, please provide a measure of profitability for each entity.

In response to the Staff’s comment, the disclosure has been revised on pages 58—61 of Amendment No. 2.

Change in Control Severance Agreements, page 127

4.	We note your disclosure in footnote (1) on page 129 that under Mr. Liveris’ CIC agreement, his planned transition from chief executive officer of Dow to executive chairman of DowDuPont would constitute a “good reason” for resignation giving rise to severance benefits under the agreement. We further note your disclosure on page 130 that Mr. Liveris plans to “transition out” of DowDuPont no later than June 30, 2017. Please clarify, if true, that the planned transition out amounts to a resignation under the CIC, such that Mr. Liveris will receive the severance benefits it provides. Please also clearly state the amount of the severance benefits that Mr. Liveris will be entitled to receive upon his transition out of DowDuPont, or include a cross-reference to the golden parachute disclosure on page 129.

In response to the Staff’s comment, the disclosure has been revised on page 132 of Amendment No. 2.

May 23, 2016 Page 3

The DowDuPont Board of Directors, page 137

5.	We note your revised disclosure in response to comment 37 in our letter dated March 29, 2016. Please file consents for any person who has not signed the registration statement and is named as about to become a director. In this regard, we note your disclosure that Mr. Liveris and Mr. Breen will each serve as directors of DowDuPont Inc. See Rule 438 of the Securities Act of 1933.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, written consents from each person named in Amendment No. 2 as an expected director of DowDuPont following the effective time have been filed as Exhibits 99.9 and 99.10 of Amendment No. 2.

U.S. Federal Income Tax Consequences of the Mergers to U.S Holders . . ., page 141

6.	Please revise your prospectus to clarify that the disclosure in this section reflects the opinion of tax counsel to each of Dow and DuPont.

In response to the Staff’s comment, the disclosure has been revised on page 144 of Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 171

7.	As noted in your response to prior comment 42, please disclose that you do not currently believe the intended separations are probable and related pro forma adjustments are not factually supportable and explain why.

In response to the Staff’s comment, the disclosure has been revised on page 175 of Amendment No. 2.

8.	Please provide a tabular summary of all the non-recurring expenses you exclude from the pro forma statement of income, including the one-time costs disclosed on page 60.

In response to the Staff’s comment, the disclosure has been revised on page 180 of Amendment No. 2.

Note 6. Adjustments to the Pro Forma Balance Sheet, page 180 Note 7. Adjustments to the Pro Forma Income Statement, page 182

9.	We note your response to prior comment 46. Please expand your disclosure in footnote 7C to discuss how the increase in depreciation expense was determined as provided in your response.

In response to the Staff’s comment, the disclosure has been revised on page 187 of Amendment No. 2.

May 23, 2016 Page 4

10.	We note your response to prior comment 47. Please expand footnotes 6H and 7F to disclose the information provided in your response as it relates to your determination of the blended statutory income tax rate.

In response to the Staff’s comment, the disclosure has been revised on pages 185 and 187 of Amendment No. 2.

Exhibit 8.2

11.	We note the disclosure on page three of counsel’s opinion that “[t]his opinion is furnished to you solely for your benefit in connection with the filing of the Registration Statement and cannot be relied upon by any other person without our express written permission.” Investors are entitled to rely on the opinions as expressed. Please have counsel remove the limitation on persons entitled to rely on the opinion. In this regard, please also note that any language stating that the tax opinion is “solely” for the benefit of the company is unacceptable. Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, the disclosure has been revised on page 3 of Skadden’s executed opinion, filed as Exhibit 8.2 to Amendment No. 2.

The Dow Chemical Company Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 69

Note 1 – Summary of Significant Accounting Policies, Foreign Currency Translation, page 76

We respectfully advise the Staff that, solely for purposes of the responses to the Staff’s comments 12 and 13 below, references to the “Company” are references to Dow.

12.	We note your response to prior comment 50. We also note your disclosure that the “local currency has been primarily used as the functional currency throughout the world”. Please explain to us how you determined it is appropriate to use the U.S. dollar as the functional currency for your subsidiaries in Argentina. Please also revise future filings to identify and explain the circumstances when the local currency is not the functional currency.

May 23, 2016 Page 5

DOW’S RESPONSE

Dow’s operations in Argentina primarily include the processing of ethane and the production of ethylene, polyethylene, polyurethanes, agrochemicals and seeds. However, the production and sale of polyethylene is the predominant business activity. In 2015, nearly 60 percent of the sales in Argentina were tied to polyethylene or hydrocarbons products and approximately 90 percent of the productive assets are aligned with these products (includes the processing of ethane and the production of ethylene and polyethylene).

The Company’s subsidiaries in Argentina operate under the following economic conditions:

•	Cash flow indicators: Cash inflows and outflows are mainly linked to the U.S. dollar and exports and imports are based on U.S. dollar prices. In 2015, the Company’s Argentina subsidiaries were not able to freely remit funds to the parent company due to government restrictions. Government policies have been declining in 2016, but still are not allowing readily available flow of funds to the parent company. In the current environment, this points to a functional currency that is the foreign currency.

•	Sales price indicators: Sales prices for polyethylene and hydrocarbons products are based on global indices that are set in U.S. dollars. Sales prices for agrochemicals and seeds are linked to U.S. dollar commodity pricing due to customers’ high volume of exports. Sales prices for most other products are set in U.S. dollars and are either invoiced in U.S. dollars or in Argentine pesos at the prevailing U.S. dollar exchange rate on the invoicing date. These factors point to a functional currency that is the parent’s currency.

•	Sales market indicators: Approximately 20 percent of the products sold by the Company’s Argentina entities are exported out of the country and those markets are primarily denominated in U.S. dollars. Domestic sales are quoted in U.S. dollars. These factors point to a functional currency that is the parent’s currency.

•	Expense indicators: Labor costs are established and paid in Argentine pesos. Most raw materials (i.e., ethane and propane) are procured and paid in U.S. dollars based on international benchmarks. Goods imported from other Dow subsidiaries are based on U.S. dollar prices. U.S. dollar denominated expenses (raw materials and imported products) represented approximately 70 percent of the Argentina subsidiaries expenses in 2015. These factors point to a functional currency that is the parent’s currency.

•	Financing indicators: The Company’s Argentina subsidiaries have substantial U.S. dollar denominated liabilities with the parent company and other subsidiaries (USD 414 million at 12/31/15 or 90 percent of the outstanding intercompany liability balance). Additionally, funding remains available from the parent company and other subsidiaries and is denominated in U.S. dollars when drawn. The Argentina subsidiaries generally do not have outstanding third party loans denominated in Argentine pesos as local financing is very expensive. These factors point to a functional currency that is the parent’s currency.

•	Intra-entity transactions and arrangements: The Company’s Argentina subsidiaries are involved in importing and exporting product to the parent company and other Dow subsidiaries. This activity represents approximately 15 percent of the sales activity. All intercompany activity (sales and purchases) is denominated in U.S. dollars. These factors point to a functional currency that is the parent’s currency.

May 23, 2016 Page 6

Based on the above factors, the Company’s management concluded its Argentina subsidiaries operate in an economic environment that is most closely aligned with the parent’s currency, U.S. dollar, rather than the Argentine peso. This is primarily driven by the polyethylene and hydrocarbons business where the key raw materials consumed and the sales prices of finished goods are all U.S. dollar-based. In addition, a majority of the economic factors point to the parent currency as the functional currency. As a result, the Company’s management concluded the U.S. dollar is the functional currency for its Argentina subsidiaries.

In future filings, the Company will update its Significant Accounting Policy to read as follows (updates have been italicized):

The local currency has been primarily used as the functional currency throughout the world. Translation gains and losses of those operations that use local currency as the functional currency are included in the consolidated balance sheets in “Accumulated other comprehensive loss” (“AOCL”). In some cases the U.S. dollar is used as the functional currency. This occurs when the subsidiary operates in an economic environment where the products produced and sold are tied to U.S. dollar-denominated markets, or when the foreign subsidiary operates in a hyper-inflationary environment. Where the U.S. dollar is used as the functional currency, foreign currency translation gains and losses are reflected in income.

Note 4 – Acquisitions, page 82

13.	We note your response to our prior comment 51. Please tell us the amount of assets and liabilities of Univation that ExxonMobil received in exchange for their 50% equity interest, including the magnitude of those assets and liabilities relative to Univation’s total assets and liabilities. Please also explain to us if and how the assets and liabilities received by ExxonMobil were considered when you determined the pre-redemption enterprise fair value of Univation.

DOW’S RESPONSE

Univation Technologies, LLC (“Univation”) was originally formed in 1997 as a 50:50 joint venture between ExxonMobil Chemical Company (“ExxonMobil”) and Union Carbide Corporation (“Union Carbide”). Union Carbide contributed its UNIPOL™ PE Process technology, catalyst business and associated know-how to the joint venture (“UNIPOL™ business”). ExxonMobil contributed its metallocene catalyst know-how and assets to the joint venture (“metallocene assets”). In 2001, Union Carbide became a wholly owned subsidiary of Dow and Univation was reorganized in response to a consent decree from the Federal Trade Commission. Univation is a leader in gas-phase polyethylene technology licensing and catalysts and is the world’s largest supplier of catalysts for gas-phase polyethylene production.

May 23, 2016 Page 7

The Company and ExxonMobil entered into an agreement to restructure the ownership of Univation in October 2014. Per the agreement, each party retained or received consideration equivalent in value to 50 percent of the joint venture. Under the agreement, both the Company and ExxonMobil received a disclosure of all technical information and know-how in the Univation field up to the date of the ownership change and a paid-up right to use any patent right in the Univation field owned among the parties; and Univation distributed and assigned the metallocene assets to ExxonMobil in exchange for ExxonMobil’s ownership interest in Univation. This distribution included cash, working capital, a metallocene catalyst supply agreement, and property, plant and equipment, including facilities and assets located in Mont Belvieu, Baytown, and Beaumont, Texas.

Dow and ExxonMobil determined the pre-redemption enterprise fair value of Univation using a discounted cash flow model, which included forecasted cash flows associated with both the UNIPOL™ business and the metallocene catalyst business. As a result of this exercise, the fair value of the metallocene assets was expected to be less than 50 percent of Univation and, as a result, both parties agreed to a balancing asset of $144 million in cash to be paid by Univation to ExxonMobil. In addition, a long-term metallocene catalyst supply agreement between Univation and ExxonMobil was terminated, which had terms favorable to Univation relative to current market conditions.

The amount of assets of Univation that ExxonMobil received in exchange for its 50 percent interest in Univation included the following:

Assets Class	Book Value (in millions)	% of Univation’s Assets
Cash[1]	$209	N/A
Inventory[2]	$8	26%
Property, Plant and Equipment[3]	$24	32%
Estimated value of associated intangibles	$279	N/A

Total	$520	N/A

1	Includes a $144 million payment considered to be a balancing asset.
2	Amount presented represents the net book value of metallocene catalyst inventory.
3	Includes a Research and Development facility in Baytown, TX; a metallocene catalyst manufacturing facility in Mont Belvieu, TX; metallocene containers; and a silica calcining unit in Beaumont, TX. The amount presented represents the net book value of these assets.

May 23, 2016 Page 8

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Dale Welcome

Staff Accountant

SEC

Annie McConnell

Staff Accountant

SEC

Frank Pigott

Staff Attorney

SEC

Charles J. Kalil

General Counsel and Executive Vice President

The Dow Chemical Company

Stacy L. Fox

Senior Vice President and General Counsel

E. I. du Pont de Nemours and Company

James R. Griffin

Weil, Gotshal & Manges LLP

Sachin Kohli

Weil, Gotshal & Manges LLP

Peter Allan Atkins

Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke

Skadden, Arps, Slate, Meagher & Flom LLP